BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

September 16, 2026

The following changes were made in this Amendment:

Changes to Principals:
Charlotte Fantauzzo – Added as CCO
Francois Rioult de Neuville – Removed as CCO

Changes to Schedule B, Section II Item 13B:
SAHAM BANK – Entity Name changed from SOCIETE GENERALE MAROCAINE DE BANQUES SA in Custody, Clearance, or Settlement entity